Exhibit 99.2

FORM OF
LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS
INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Public Stockholders of
Infrastructure and Energy Alternatives, Inc.

                        , 20

Dear Stockholder:

        This letter is being distributed by Infrastructure and Energy Alternatives, Inc. (the "Company") to certain holders of record of shares of its common stock, $0.0001 par value per share (the "Common Stock") as of 5:00 p.m., Eastern Time, on January 27, 2020, the record date, in connection with a distribution in a rights offering to certain stockholders (the "Public Stockholders") of transferable subscription rights ("Subscription Rights") to subscribe for and purchase units ("Units"). Each Unit consists of one share of Series B-3 Preferred Stock and 34.375 Warrants. Each share of Series B-3 Preferred Stock has the terms and conditions described in the Prospectus (as defined below). Each Warrant will be exercisable for one share of the Company's Common Stock at a price of $0.0001 per share from the date of issuance. The Warrants are exercisable for cash, or solely during any period when a registration statement for the exercise of the Warrants is not in effect, on a cashless basis. The Subscription Rights are described in the Company's prospectus dated                        , 20         (the "Prospectus") (a copy of which accompanies this notice). In this rights offering, the Company is offering an aggregate of 15,000 Units.

        The Subscription Rights may be exercised at any time during the subscription period, which commences on January 31, 2020 and ends at 5:00 p.m., Eastern Time, on March 2, 2020, the expiration date, unless extended.

        As described in the Prospectus, Public Holders will receive one Subscription Right for every share of Common Stock owned or deemed owned on the record date, evidenced by transferable Subscription Rights Certificates. The Subscription Rights are transferable in minimum denominations of 50.

        For every share of Common Stock you owned as of the record date, you will receive one Basic Subscription Right, which gives you the opportunity to purchase one Unit, each Unit consisting of one share of Series B-3 Preferred Stock and 34.375 Warrants, at a price of $1,000.00 per Unit, which is subject to proration and the limitations described in the Prospectus.

        The Rights Offering has a Minimum Subscription Requirement per subscriber of $50,000.00. To the extent that you own less than 50 shares of Common Stock on the record date, you would otherwise be distributed Subscription Rights that would not allow you to subscribe at the Minimum Subscription Requirement. In order to permit such stockholders to participate in the rights offering, each Subscription Right will contain a Minimum Subscription Privilege, which will permit each holder of Common Stock as of the record date to purchase $50,000.00 of Units, subject to proration and the limitations described in the Prospectus.

        If you exercise your Minimum Subscription Privilege or your Basic Subscription Rights in full, you may also choose to exercise your Over-Subscription Privilege to purchase a portion of any Units that are not purchased by other holders of Common Stock and remain available. You should indicate on your Subscription Rights Certificate how many additional Units you would like to purchase pursuant to your Over-Subscription Privilege, which is subject to proration and the limitations described in the Prospectus.

        If for any reason the amount of Units allocated to you is less than you have subscribed for, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and we will have no further obligations to you.

        Enclosed are copies of the following documents:

  1.
  Prospectus

  2.
  Subscription Rights Certificate

  3.
  Instructions As to Use of Subscription Rights Certificates

  4.
  Notice of Important Tax Information

  5.
  A return envelope, addressed to Continental Stock Transfer & Trust Company, the subscription agent.

        Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the subscription price in full for each Unit subscribed for pursuant to the Basic Subscription Right, Minimum Subscription Privilege and Over-Subscription Privilege, if applicable, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment of the subscription price, including final clearance of any checks, prior to the expiration date.

        You cannot revoke the exercise of your Subscription Right. Subscription Rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

        ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO MORROW SODALI LLC, THE INFORMATION AGENT, TOLL-FREE AT (800) 662-5200.